UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31862 / October 7, 2015

In the Matter of

POMONA INVESTMENT FUND
POMONA MANAGEMENT LLC
VOYA INVESTMENTS DISTRIBUTOR, LLC

Pomona Management LLC
780 3rd Avenue
New York, New York 10017

(812-14416)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(c) AND 18(i) OF THE ACT, AND
PURSUANT TO SECTION 17(d) AND RULE 17d-1 UNDER THE ACT

Pomona Investment Fund, Pomona Management LLC and Voya Investments Distributor, LLC
filed an application on January 13, 2015, and amendments to the application on May 28, 2015
and August 10, 2015, requesting an order under section 6(c) of the Investment Company Act of
1940 ("Act") granting an exemption from sections 18(c) and 18(i) of the Act, and pursuant to
section 17(d) of the Act and rule 17d-1 under the Act. The order permits certain registered
closed-end management investment companies to issue multiple classes of shares and to impose
asset-based distribution and service fees and contingent deferred sales loads.

On September 11, 2015, a notice of the filing of the application was issued (Investment
Company Act Release No. 31819). The notice gave interested persons an opportunity to request
a hearing and stated that an order disposing of the application would be issued unless a hearing
was ordered. No request for a hearing has been filed, and the Commission has not ordered a
hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

It is further found that the participation of the investment company in the proposed arrangement
is consistent with the provisions, policies, and purposes of the Act, and is not on a basis different
from or less advantageous than that of other participants.

Accordingly, in the matter of Pomona Investment Fund, *et al.* (File No. 812-14416),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 18(c) and 18(i) of the Act is granted, effective immediately, subject to the condition in the application, as amended.

IT IS ALSO ORDERED, under section 17(d) of the Act and rule 17d-1 under the Act, that the investment company's participation in the proposed arrangement is approved, effective immediately, subject to the condition contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary